Filed by ArcLight Clean Transition Corp. II pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ArcLight Clean Transition Corp. II
Commission File No. 001-40272

FOR IMMEDIATE RELEASE

ArcLight Clean Transition Corp. II Announces Filing of Registration Statement on Form S-4 in Connection with Proposed Business Combination with OPAL Fuels

BOSTON, MA & WHITE PLAINS, NY – (February 8, 2022) – ArcLight Clean Transition Corp. II (Nasdaq: ACTD) (“ArcLight”), a publicly-traded special purpose acquisition company, and OPAL Fuels LLC (“OPAL Fuels”), a leading vertically integrated producer and distributor of renewable natural gas (“RNG”), announced today that ArcLight filed a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (“SEC”) on February 8, 2022. OPAL Fuels generates and dispenses RNG primarily as transportation fuel for medium- and heavy-duty trucking fleets, reducing fleets’ reliance on diesel. The company is also positioning itself for future use of RNG in the hydrogen transportation fuel markets.

The Registration Statement contains a preliminary proxy statement/prospectus in connection with the previously announced proposed business combination of ArcLight and OPAL Fuels. While the Registration Statement has not yet become effective and the information contained therein is subject to change, it provides important information about ArcLight and OPAL Fuels, as well as the proposed business combination.

On December 2, 2021, ArcLight entered into a business combination agreement with OPAL Fuels. The newly combined company is expected to be listed on the Nasdaq Capital Market upon completion of the transaction, which is expected in the second quarter of 2022, subject to approval by ArcLight’s stockholders, the Registration Statement being declared effective by the SEC, and other customary closing conditions. The transaction and related financings are expected to provide gross proceeds of approximately $536 million to OPAL Fuels, comprised of:

●	ArcLight’s $311 million of cash held in trust, assuming no redemptions,

●	A $125 million fully committed, common stock PIPE, and

●	Up to a $100 million preferred equity investment by NextEra Energy, Inc.

About OPAL Fuels LLC

OPAL Fuels LLC, a Fortistar portfolio company, is a leading vertically integrated renewable fuels platform involved in the production and distribution of renewable natural gas (RNG) for the heavy-duty truck market. RNG is a proven low-carbon fuel that is rapidly decarbonizing the transportation industry now while also significantly reducing costs for fleet owners. OPAL Fuels captures harmful methane emissions at the source and recycles the trapped energy into a commercially viable, low-cost alternative to diesel fuel. OPAL Fuels also dispenses RNG at fueling stations that it engineers, constructs, and operates. As a producer and distributor of carbon-reducing fuel for heavy-duty truck fleets for more than a decade, the company delivers best-in-class, complete renewable solutions to customers and production partners. To learn more about OPAL Fuels and how it is leading the effort to capture North America’s harmful methane emissions and decarbonize the transportation industry, please visit www.opalfuels.com and follow the company on LinkedIn and Twitter at @OPALFuels.

About ArcLight Clean Transition Corp. II

ArcLight, led by Chairman Daniel Revers and President and Chief Executive Officer Jake Erhard, is a special purpose acquisition company formed for the purpose of effecting a capital stock exchange, asset acquisition, share purchase, reorganization, or similar business combination with one or more businesses focused on opportunities created by the accelerating transition toward sustainable use of energy and natural resources.

About Fortistar

Founded in 1993, Fortistar is a privately-owned investment firm that provides capital to build, grow and manage companies that address complex sustainability challenges. Fortistar utilizes its capital, flexibility, and operating expertise to grow high-performing assets, first in independent power projects and now into other areas that support decarbonization. For more information about Fortistar or its portfolio companies, please visit: www.fortistar.com and follow the company on LinkedIn.

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Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ArcLight’s final prospectus relating to its initial public offering, dated September 22, 2020, and other filings with the Securities and Exchange Commission (SEC), including the registration statement on Form S-4 to be filed by ArcLight in connection with the transaction, as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as the Company, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which the Company operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11)the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and the Company expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in the Registration Statement, which includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholders meeting of ArcLight to vote on the business combination. ArcLight urges its investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ArcLight, the Company and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ArcLight as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ArcLight and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ArcLight’s shareholders in connection with the proposed transaction. Information about ArcLight’s directors and executive officers and their ownership of ArcLight’s securities is set forth in ArcLight’s filings with the SEC. To the extent that holdings of ArcLight’s securities have changed since the amounts printed in ArcLight’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ArcLight, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Contact information

OPAL Fuels

Investors

ICR, Inc.

OPALFuelsIR@icrinc.com

Media

Jason Stewart

Senior Director Public Relations and Marketing

914-421-5336

jstewart@opalfuels.com

ICR, Inc.

OPALFuelsPR@icrinc.com

ArcLight Clean Transition Corp. II

Marco Gatti

Chief Financial Officer

617-531-6300

investor.relations@arclightclean.com